UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number 1-8036

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEST PHARMACEUTICAL SERVICES, INC.
101 GORDON DRIVE
LIONVILLE, PA  19341
610-594-2900

REQUIRED INFORMATION

Items
1 to 3.	Not required; see Item 4 below.

4.	The following are furnished for the Plan:

(a) The West Pharmaceutical Services, Inc. 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is, therefore, filing Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

(b) A written consent of the accountant.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
For the Years Ended December 31, 2008 and 2007

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the
West Pharmaceutical Services, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the West Pharmaceutical Services, Inc. 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the West Pharmaceutical Services, Inc. 401(k) Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 25, 2009

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

		NONPARTICIPANT-	PARTICIPANT-
	TOTAL	DIRECTED	DIRECTED
DECEMBER 31, 2008

Investments, at fair value (Note C):
West Pharmaceutical Services, Inc. common stock	$28,871,538	$28,871,538	$-
Mutual funds	35,932,892	-	35,932,892
Collective trust fund	13,349,499	-	13,349,499
Participant promissory notes	1,639,939	-	1,639,939
Total Investments	79,793,868	28,871,538	50,922,330
Cash in money market fund	155,762	155,762	-
Employer contributions receivable	58,425	-	58,425
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	80,008,055	29,027,300	50,980,755
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	174,521	-	174,521
NET ASSETS AVAILABLE FOR BENEFITS	$80,182,576	$29,027,300	$51,155,276

		NONPARTICIPANT-	PARTICIPANT-
	TOTAL	DIRECTED	DIRECTED
DECEMBER 31, 2007

Investments, at fair value:
West Pharmaceutical Services, Inc. common stock	$34,150,064	$34,150,064	$-
Mutual funds	52,347,360	-	52,347,360
Collective trust fund	13,664,130	-	13,664,130
Participant promissory notes	1,610,495	-	1,610,495
Total Investments	101,772,049	34,150,064	67,621,985
Cash in money market fund	154,217	154,217	-
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	101,926,266	34,304,281	67,621,985
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(103,389)	-	(103,389)
NET ASSETS AVAILABLE FOR BENEFITS	$101,822,877	$34,304,281	$67,518,596

The accompanying Notes are an integral part of these statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

		NONPARTICIPANT-	PARTICIPANT-
	TOTAL	DIRECTED	DIRECTED
DECEMBER 31, 2008

ADDITIONS (REDUCTIONS):
Interest and dividend income	$2,757,596	$462,695	$2,294,901
Contributions
Employer	2,631,400	2,572,975	58,425
Participant	5,859,854	-	5,859,854
Net depreciation in fair value of investments (Note D)	(22,022,926)	(1,830,217)	(20,192,709)
Total Additions (Reductions)	(10,774,076)	1,205,453	(11,979,529)

DEDUCTIONS:
Benefits paid	(10,817,417)	(3,238,317)	(7,579,100)
Plan expenses	(48,808)	(3,566)	(45,242)
Interfund transfers	-	(2,978,592)	2,978,592
Participant loan withdrawals	-	(261,959)	261,959
Total Deductions	(10,866,225)	(6,482,434)	(4,383,791)

NET DECREASE	(21,640,301)	(5,276,981)	(16,363,320)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of the year	101,822,877	34,304,281	67,518,596
End of the year	$80,182,576	$29,027,300	$51,155,276

		NONPARTICIPANT-	PARTICIPANT-
	TOTAL	DIRECTED	DIRECTED
DECEMBER 31, 2007

ADDITIONS (REDUCTIONS):
Interest and dividend income	$5,638,319	$466,624	$5,171,695
Contributions
Employer	2,258,792	2,258,792	-
Participant	5,518,488	-	5,518,488
Net depreciation in fair value of investments (Note D)	(10,792,356)	(9,117,692)	(1,674,664)
Total Additions (Reductions)	2,623,243	(6,392,276)	9,015,519

DEDUCTIONS:
Benefits paid	(6,934,717)	(2,037,359)	(4,897,358)
Plan expenses	(91,630)	(5,004)	(86,626)
Interfund transfers	-	(4,039,383)	4,039,383
Participant loan withdrawals	-	(316,895)	316,895
Total Deductions	(7,026,347)	(6,398,641)	(627,706)

NET (DECREASE) INCREASE	(4,403,104)	(12,790,917)	8,387,813

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of the year	106,225,981	47,095,198	59,130,783
End of the year	$101,822,877	$34,304,281	$67,518,596

The accompanying Notes are an integral part of these statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE A - Description of Plan

General
The West Pharmaceutical Services, Inc. 401(k) Plan is a defined contribution plan generally covering all full-time employees of West Pharmaceutical Services, Inc. (the "Company") who have completed three months of service and are at least eighteen years of age.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  Participants should refer to the Plan document for a more complete description of the Plan's current provisions.

Contributions
Effective January 1, 2008, participants may contribute up to 50% of pre-tax annual compensation and 12% of after-tax annual compensation, with no combined limit on contributions.  Prior to that date, participants could contribute up to 15% of pre-tax annual compensation and 12% of after-tax annual compensation, with total contributions not to exceed 20%.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  The Plan offers twenty-four mutual funds and one collective trust fund as investment options for participants.

The Company matches 100% of the first 3% of base compensation that a participant contributes to the Plan and 50% of the next 2% of contributions.  All employer contributions are invested in West Pharmaceutical Services, Inc. common stock (“West Stock Fund”).

Participants, who have at least three years of service, can elect to move any portion of their account that is invested in the Company’s common stock into other investment options available under the Plan.  Additionally, effective April 1, 2007, any participant who directed their employer contributions into other investment options will also be permitted to reinvest those amounts in Company common stock.  In no event, may a participant invest any portion of their elective deferral, catch-up or rollover contributions in common stock of the Company.

Participants' Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus earnings thereon.  The Plan also allows for the immediate 100% vesting of employer contributions made after January 1, 2007 and earnings attributable to such contributions.  Employer contributions made prior to January 1, 2007 will retain the previous 5-year vesting schedule, as shown below.

Years of Continuous Service	Percent Vested
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Forfeited Accounts
At December 31, 2008 and 2007, forfeited nonvested accounts totaled $24,750 and $40,173, respectively.  In 2008 and 2007, $38,319 and $81,921, respectively, was used to pay administrative expenses.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE A - Description of Plan - continued

Participant Promissory Notes
Participants may borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50% of the vested portion of their account balances.  The loans are secured by the balance in the participant's account.  Loan terms generally range from one to five years, except for loans to purchase a principal residence which may be repaid over fifteen years, and bear interest at the Prime rate plus 1% as published in the Wall Street Journal on the first business day of each month following a change in the rate as determined on the date the loan is made.  At December 31, 2008, interest rates on outstanding loans ranged from 4.00% to 9.25%.  Principal and interest are paid ratably through payroll deductions.

Benefits
Benefits are payable upon termination of a participant's employment, or termination of service due to death, disability or retirement.  Participants may make annual in-service withdrawals of after-tax and rollover contributions, and matching contributions that have been in the Plan for at least two years.  Participants may also make in-service withdrawals after attaining age 59 ½ or upon a hardship.  Generally, any benefit due shall be paid as soon as administratively feasible.

Plan Expenses
Certain expenses of the Plan are paid by the Company.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition
The Plan's investments are stated at fair value (see Note C), with the exception of the collective trust fund, which is reported at fair value, with an appropriate adjustment to contract value for fully benefit-responsive investment contracts.  Contract value represents contributions made to the collective trust fund, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of investments are reflected on a trade-date basis.  The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.  Interest income is accrued when earned.

Collective Trust Fund
The Plan holds an investment in the Vanguard Retirement Savings Trust, a collective trust fund.  This trust fund invests in investment contracts issued by insurance companies and commercial banks and in investment contracts backed by high-quality fixed income securities.  The fund seeks to minimize exposure to credit risk by diversifying among high credit-quality investments and investment contracts which are structured to smooth market gains and losses over time.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE B - Summary of Significant Accounting Policies - continued

In accordance with  the Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the Plan’s investment in the collective trust fund is included in the statement of net assets available for benefits at fair value, along with a corresponding adjustment to reflect fully benefit-responsive contracts at contract value.  Contract value is reported to the Plan by the Vanguard Fiduciary Trust Company.  The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yield of the Vanguard Retirement Savings Trust was 4.15% and 4.21% for the years ended December 31, 2008 and 2007, respectively.

Payment of Benefits
Benefits are recorded when paid.

NOTE C - Fair Value Measurements

On January 1, 2008, the Plan adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) for its financial assets and liabilities.  The Plan does not have any nonfinancial assets or liabilities.  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date.  SFAS 157 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are described below:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.  These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in inactive markets.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December 31, 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Basis of Fair Value Measurements
				Total
	Level 1	Level 2	Level 3	Fair Value
Money market funds	$155,762	$-	$-	$155,762
Common stock	28,871,538	-	-	28,871,538
Mutual funds	35,932,892	-	-	35,932,892
Collective trust fund	-	13,349,499	-	13,349,499
Participant loans	-	-	1,639,939	1,639,939
Total assets at fair value	$64,960,192	$13,349,499	$1,639,939	$79,949,630

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE C - Fair Value Measurements - continued

The table below summarizes the changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008:

Participant Loans
Balance as of January 1, 2008	$1,610,495
Purchases, sales, issuances and settlements, net	29,444
Balance as of December 31, 2008	$1,639,939

Following is a description of the valuation methodologies used for assets measured at fair value.

West Pharmaceutical Services, Inc. common stock: Valued at the closing price on the New York Stock Exchange on the last business day of the year.

Money market funds and mutual funds: Valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Collective trust fund: Valued at net asset value at year-end, based on the fair value of the underlying investments.

Participant loans: Valued at cost which approximates fair value.

NOTE D - Investments

Investments that represent 5% or more of the Plan's net assets are as follows:

	2008
	Number of Shares	Fair Value
West Pharmaceutical Services, Inc. Common Stock	764,404	$28,871,538	*
Vanguard Morgan Growth Fund Investor Shares	445,922	5,038,922
Vanguard Windsor II Fund Investor Shares	442,056	8,447,697
Vanguard Retirement Savings Trust	13,524,020	13,524,020

*Nonparticipant-directed.

	2007
	Number of Shares	Fair Value
West Pharmaceutical Services, Inc. Common Stock	841,342	$34,150,064	*
Vanguard 500 Index Fund Investor Shares	42,035	5,680,970
Vanguard Capital Opportunity Fund	141,720	5,218,140
Vanguard Morgan Growth Fund Investor Shares	458,928	8,967,448
Vanguard Windsor II Fund Investor Shares	479,598	14,992,248
Vanguard Retirement Savings Trust	13,560,741	13,560,741

*Nonparticipant-directed.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE D - Investments - continued

During 2008 and 2007, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value as follows:

	2008	2007
West Stock Fund	$(1,830,217)	$(9,117,692)
Mutual funds	(20,192,709)	(1,674,664)
	$(22,022,926)	$(10,792,356)

NOTE E - Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and collective trust funds.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE F - Related Party Transactions

The Plan invests in shares of mutual funds and a common trust fund managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC").  VFTC acts as Trustee for only those investments as defined by the Plan.  These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.  In addition, the West Pharmaceutical Services, Inc. common stock transactions also qualify as party-in-interest transactions.

NOTE G - Plan Termination

While the Company has not expressed any intent to discontinue its contributions, it is free to do so at any time, subject to penalties set forth in ERISA.  In the event such discontinuance results in the termination of the Plan, all participants will become 100% vested.

NOTE H - Tax Status

The Plan obtained its latest determination letter on August 26, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE I - Recent Accounting Pronouncements

In April 2009, the FASB issued Staff Position (“FSP”) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP supersedes FSP FAS 157-3 and provides additional guidance in determining whether a market is active or inactive and whether a transaction is distressed. It is applicable to all assets and liabilities that are measured at fair value and requires enhanced disclosures. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. Management believes that the adoption of this FSP will not have a material impact on the Plan’s financial statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE J - Plan Changes

Effective January 2, 2009, participants may select the West Stock Fund as an investment option for participant contributions.  Additionally, the company matching contributions will be invested according to the investment allocations made for participant contributions.  Participants may not allocate future contributions to, or make purchases into, the West Stock Fund if their current balance in the West Stock Fund exceeds 20% of their total account balance.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	PLAN EIN: 23-1210010
	PLAN NUMBER: 008

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
*	American Funds EuroPacific Growth Fund	Mutual Fund	**	$1,563,230
*	Franklin Balance Sheet Investment Shares	Mutual Fund	**	727,780
*	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	**	1,308,594
*	Templeton Foreign Fund	Mutual Fund	**	598,518
*	Vanguard 500 Index Investor Shares	Mutual Fund	**	3,468,070
*	Vanguard Capital Opportunity Fund	Mutual Fund	**	3,057,410
*	Vanguard Explorer Fund	Mutual Fund	**	474,539
*	Vanguard Extended Market Index Fund Investor Shares	Mutual Fund	**	587,706
*	Vanguard Growth and Income Fund Investor Shares	Mutual Fund	**	1,129,359
*	Vanguard Morgan Growth Fund Investor Shares	Mutual Fund	**	5,038,922
*	Vanguard Target Retirement 2005 Fund	Mutual Fund	**	82,938
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	499,088
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	958,342
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	462,200
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	366,183
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	92,285
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	24,926
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	27,693
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	11,832
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	8,661
*	Vanguard Target Retirement Income	Mutual Fund	**	120,063
*	Vanguard Total Bond Market Index Fund	Mutual Fund	**	3,528,360
*	Vanguard Wellington Fund Investor Shares	Mutual Fund	**	3,348,496
*	Vanguard Windsor II Fund Investor Shares	Mutual Fund	**	8,447,697
*	Vanguard Retirement Savings Trust	Collective Trust Fund	**	13,524,020
*	West Pharmaceutical Services, Inc. Common Stock	Company Stock	$14,828,151	28,871,538
*	Vanguard Prime Money Market Fund	Money Market Fund	155,762	155,762
	Participant Loans	4% - 9.25%	-	1,639,939
				$80,124,151

*	Party-in-interest
**	Cost information is not required for participant-directed investments.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS *
FOR THE YEAR ENDED DECEMBER 31, 2008

	PLAN EIN: 23-1210010
	PLAN NUMBER: 008

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset	(i) Net Gain

The Vanguard Group	West Pharmaceutical Services, Inc. Common Stock	$3,362,757	$-	$-	$3,362,757	$-

The Vanguard Group	West Pharmaceutical Services, Inc. Common Stock	-	6,809,522	2,767,933	6,809,522	4,041,589

*	Transactions or a series of transactions in excess of 5% of the current value of the Plan’s assets as of the beginning of the Plan year as defined in Section 2520.103-6 of the
Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

By: /s/ William J. Federici
William J. Federici
Vice President and Chief Financial Officer
Plan Administrator

Date:  June 25, 2009

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm